UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2025

KingsCrowd, Inc.
(Exact name of issuer as specified in its charter)

Commission File Number: 024-11497

Delaware	82-3708101
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

101 Glen Lennox Ave. Suite 300, Chapel Hill, NC 27517

(Full mailing address of principal executive offices)

(914) 826-4520

(Issuer’s telephone number, including area code)

2

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements that are based on our beliefs and assumptions and on information currently available to us. Forward-looking statements include information concerning our possible or assumed future results of operations and expenses, business strategies and plans, competitive position, business environment, and potential growth opportunities. Forward-looking statements include all statements that are not historical facts. In some cases, forward-looking statements can be identified by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would,” or similar expressions and the negatives of those terms.

Forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. Those risks include those described in “Risk Factors” and elsewhere in this report. Given these uncertainties, you should not place undue reliance on any forward-looking statements in this report. Also, forward-looking statements represent our beliefs and assumptions only as of the date of this report.

Any forward-looking statement made by us in this report speaks only as of the date on which it is made. Except as required by law, we disclaim any obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. All forward-looking statements are expressly qualified in their entirety by the foregoing cautionary statements.

3

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our audited consolidated financial statements and related notes included elsewhere in this Report. This discussion contains forward-looking statements based upon current plans, expectations and beliefs involving risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and in other parts of this Report.

Overview

Our mission is to democratize the private capital markets by providing institutional grade data-driven solutions and service to investors, founders and industry participants with unique product offerings that meet their individual needs as it pertains to navigating the growing digital retail private markets.

Since 2018, we have been providing comprehensive data-driven rating and analytics  services the online private market space. Our market is relatively new, arising out of the JOBS Act passed in 2012, and continues to grow as both companies take advantage of the relaxed rules with respect to general solicitation and securities offerings to non-accredited investors and investors seek to harness the potential of investing in start-up and early-stage growth companies. Since our inception, we have amassed and analyzed data sets across private markets that we believe will provide us with significant advantages that differentiate our Company from our competitors for years to come. Some of these advantages include gaining familiarity with different classes of investors, which allows us to develop products that users most desire, and enhancing our proprietary ratings algorithms, which allows us to provide more accurate deal analysis and ratings. To date, we have focused on equity and debt offerings that are exempt from registration under federal securities laws—such as offerings under Regulation A, Regulation CF, and Rule 506(c) of Regulation D—that are listed on online private-market funding portals. We are expanding our coverage to the broader universe of online private markets, including late-stage secondary transactions and additional asset classes such as real estate, private credit, and collectibles.

Currently, we cover all Reg CF and Reg A+ private company equity and debt deals available to the market, and provide limited coverage of Rule 506(c) offerings that are live on online private market funding portals.

Our qualitative and quantitative ratings are not intended and we advise users not to construe them as investment recommendations. We are not a fund, an asset manager, or a financial advisor. Rather, we provide information to aid investors who are making their own investment decisions.

We offer founders full-suite drafting, due diligence and compliance services for Regulation CF, Regulation A and Regulation D offerings as well as services to satisfy ongoing reporting requirements via Kingscrowd Advisory, Inc. (“KAI”), a wholly owned subsidiary of Kingscrowd Inc. KAI was created via the acquisition of CrowdCheck Inc. assets in April 2025. CrowdCheck has been a long-standing advisory firm providing due diligence and compliance services for Regulation CF, Regulation A and Regulation D offerings. We facilitate legal advisory services to clients through our relationship with CrowdCheck Law LLP, resulting in complete legal, structuring and SEC advisory services.

We have grown our consumer, institutional and founder divisions over time. In 2025 period, we generated gross revenue of $506,763 as a result of growth in our new lines of business including data sales, Kingscrowd Capital management fees, our founder toolkit sales, and subsidiary’s revenue derived from creating, filing and managing all of the customers’ capital raising documents online. Our subscription business lagged as we moved on from old lines of less sticky subscription products and as the market struggled overall due to macroeconomic factors.

We generate revenue from our Edge subscriptions, sponsorship, Kingscrowd Capital management fees, technology fees to founders utilizing our founder form creation toolkits, data licensing fees and events. Subscription revenue and data licensing revenue are recognized ratably over the term of the subscription beginning on the date the product is made available to customers, which typically begins on the commencement date of each contract and from management fees and potential carry from the $2.1M+ in funds sub-advised by KingsCrowd Capital, LLC. The former Lawbot business, now Raisepapers, produces revenues on a per use basis from the creation of forms for Reg A, Reg CF, and Reg D filers.  Crowd Diligence operations were wound down and expected to be relaunched as a free service in 2025.  Crowdcheck generates revenues by way of fixed fee engagements and on an hourly basis and/or per-use basis for building legal documents and securities filing documents.

4

Material Events During the Period Covered by this Report.

On April 4, 2025, we entered into an amendment to the Lawbot Subscription Agreement as partial consideration for a loan extended by Gold Ridge Micro Cap II LLC, an affiliate of Lawbot (“Gold Ridge”), described below (the “Lawbot Amendment Agreement”). Pursuant to the Lawbot Amendment Agreement, we agreed as follows: (i) that, in lieu of having the option to purchase the Option Units in Lawbot, we would be required to purchase such Option Units at the price described in the foregoing paragraph, (ii) in the event that we or any of our creditors files at any time for protection under federal or state bankruptcy laws or we default on the payment of any indebtedness in the amount greater than $25,000, the former owners of Lawbot will have the right to repurchase the Lawbot Units and Option Units from us for $1; and (iii) if we are unable to make the entire amount of the payment for the Option Units on the payment date, we will issue a promissory note to a representative of Lawbot in the amount of any deficiency.

As previously described in our Form 1-K/A filed with the SEC on October 11, 2025, on April 4, 2025, our wholly owned subsidiary, KingsCrowd Advisory (“KCA”), entered into an Asset Purchase Agreement with CrowdCheck, Inc., pursuant to which it acquired substantially all of CrowdCheck’s tangible and intangible assets, properties, and rights related to its business (the “Asset Purchase Agreement”). The aggregate purchase price for the purchased assets was $4,500,000, consisting of $500,000 paid in cash upon delivery of the purchased assets and the issuance of a Secured Promissory Note in the principal amount of $4,000,000 in favor of the seller (the “CrowdCheck Note”). The CrowdCheck Note is non-interest-bearing, matures on April 4, 2031 and is secured by all of the assets acquired pursuant to the Asset Purchase Agreement. CrowdCheck has been a long-standing advisory firm providing due diligence and compliance services for Regulation CF, Regulation A and Regulation D offerings. Our acquisition of CrowdCheck allows us to facilitate legal advisory services to clients through our relationship with CrowdCheck Law LLP, resulting in complete legal, structuring and SEC advisory services. CrowdCheck generates revenues by way of fixed fee engagements and on an hourly basis and/or per-use basis for building legal documents and securities filing documents.

As previously described in our Form 1-K/A filed with the SEC on October 11, 2025, on April 4, 2025, KCA borrowed the principal amount of $500,000 from Gold Ridge Micro Cap II LLC which is evidenced by a promissory note that matures on April 4, 2026 that is secured by all of the assets of KCA, other than assets pledged pursuant to the CrowdCheck Note (the “Gold Ridge Note”). The Gold Ridge Note bears interest at the rate of 9.99% from April 4, 2025 to July 4, 2025, and at the rate of 15% from July 5, 2025 through maturity. The proceeds from this note were applied to the cash payment made by KCA to CrowdCheck under the CrowdCheck Asset Purchase Agreement. Commencing May 1, 2025, and on the first day of each month thereafter, KCA pays Gold Ridge a sum equal to 15% of KCA’s net income plus 50% of the gross proceeds the Company receives from the sale of shares of Class A common stock pursuant to Regulation CF and Regulation D during the prior month. As further consideration for the loan, the Company issued to Gold Ridge a warrant entitling Gold Ridge to purchase up to 300,000 shares of Class A common stock at a price of $0.01 per share at any time through August 4, 2032. The Company agreed that if the entire principal amount and accrued interest on the Gold Ridge Note had not been paid by August 4, 2025, the Company would issue to the lender an additional warrant to purchase up to 300,000 shares of Class A common stock at a price of $0.01 per share at any time through September 30, 2028 (the “Penalty Warrant”). The Company did not satisfy the Gold Ridge Note by the maturity date and issued the Penalty Warrant to Gold Ridge in August 2032.

Key Factors Affecting Our Performance

Acquiring new customers

We are focused on continuing to organically grow our customer base. We believe that our first-to-market status provides us with a substantial opportunity to increase adoption of our solutions. We have experienced strong organic new customer growth due to the free tier subscription which can be augmented by upgrading to paid subscriptions. We intend to aggressively pursue new customers with increasing efficiency while expanding our sales capacity. Although many new customers immediately subscribe to a paid tier subscription, we intend to drive higher conversion rates of our free subscribers through various sales, marketing and product initiatives as one component of our customer acquisition strategy as described under “Item 1, Business— Our Market Strategy.”

Expanding within our current customer base

We believe that there is a substantial and largely untapped opportunity for organic growth within our existing customer base. One of our marketing strategies is to offer a free entry level tier to our platform to generate interest in the paid subscription tiers. Many of our subscribers start by subscribing for our free tier service. Our customer efforts include educational email campaigns and free trial offerings to our paid tiers. We will continue to invest in enhancing awareness of our brand and developing more products, features and functionality of existing products, which we believe are vital to achieving increased adoption of our platform.

Our ability to innovate and develop new products

Our success is dependent on our ability to sustain product and technology innovation. We will invest resources to enhance the capabilities of our platform and introduce new products and features that are intended to be appealing to a wider audience of investors, including more sophisticated investors who we believe are more likely to subscribe to paid tiers.

Our ability to expand coverage to all online private markets

We currently track and rate 100% of Reg CF and Reg A+ private company equity and debt deals and track some Rule 506(c) deals. Our ability to expand coverage to all online private markets, including late-stage secondary markets and other asset classes such as real estate and private credit will be essential to make our products attractive to a wider audience of sophisticated investors who we believe are more likely to subscribe to paid tiers. We intend to begin expansion into new asset classes such as real estate, collectables and debt in the future.

The success of efforts to expand into new customer channels

We will seek to enter into strategic partnership and license arrangements with financial institutions, financial publications and other financial professionals, such as wealth advisers and public markets data providers. We will seek to enter into partnerships and licensing arrangements that will allow these organizations and professionals to make our products available to their customers, which could expand our user base rapidly and significantly.

Expanding the nature of the assets we cover

Once we complete product expansion to cover all online private market deals, we intend to expand into other asset classes that utilize online private markets, including real estate equity and debt, consumer debt, and other alternatives. Expanding into other asset classes could significantly increase the size of our addressable market.

Investing in Sales and Marketing

We will continue to drive awareness and generate demand to acquire new customers and develop strategic partner relationships; however, we will adjust our sales and marketing spend level as needed in response to changes in the economic environment. We will continue to expand efforts to market our platform directly to individual investors through online digital marketing, referral programs, and other programs. We expect that we will allocate significant cash to the development of strategic partner relationships with financial services institutions and other financial industry professional.

5

Investing in Our Platform

We intend to increase our investment in our platform to accommodate continued growth in use by our subscribers and product expansion into other online private market transactions. We believe that investment in research and development will contribute to our long-term growth but may also negatively impact our short-term profitability. We will continue to leverage emerging technologies and invest in the development of more features that meet and anticipate individual and institutional subscriber needs.

As a result, we expect our expenses related to research and development to increase. These efforts will require us to invest significant financial and other resources. We analyze acquisition’s performance on a case-by-case basis depending on the nature of the business and our intentions in making the acquisitions.  Generally speaking, our acquisitions are strategic in broadening the scope of services we offer the crowdfunding and securities industries and produce new revenue sources and/or increase revenues from existing lines.

Key Business Metrics

We review the following key business metrics to evaluate our business, measure our performance, identify trends, formulate financial projections and make strategic decisions.

Components of our Results of Operations

Revenue

We generate revenue from subscriptions to our investment research and analysis services that we make available through our online platform. Our subscriptions can range from monthly to one-year or multi-year arrangements and are generally non-cancellable during the contractual subscription term. Subscription revenue is recognized ratably over the contract terms beginning on the date our product is made available to customers, which typically begins on the commencement date of each contract. We also generate revenue from data license contracts that are typically annual in nature or may be one-off downloads for specific pieces of data and are fully realized at sale. We also generate revenue from our 1/10 management fee, which is paid out on a quarterly basis based on AUM. Lastly, we generate sales from our form filing services, which are charged on a per use basis to each client and recognized when signed for.

Our subsidiary derives revenue from creating, filing and managing all of the customers’ capital raising documents online.  Revenue is recognized at a point in time when the customer selects, completes and submits a form on LawBot’s online platform. LawBot and KingsCrowd Advisory derive revenues from creating, filing, and managing all of the customers’ capital raising documents online. The Company has determined that its performance obligations in relation to these agreements with customers are satisfied at a point in time when the customer selects, completes, and submits a form on LawBot’s and KingsCrowd Advisory’s online platform.

Operating Expenses

General and Administrative - General and administrative expenses primarily consist of personnel-related and consultant expenses, and other expenses necessary to maintain our daily operations and administer the business. We expect to increase the size of our general and administrative function to support the growth of our business. Following the completion of the Offering, we expect to incur additional general and administrative expenses as a result of operating as a public company. As a result, we expect the dollar amount of our general and administrative expenses to increase for the foreseeable future.

Research and Development – Research and development costs primarily consist of personnel-related and consultant expenses associated with our engineering personnel responsible for the design, development, and testing of our products and allocated overhead. We expect that our research and development expenses will continue to increase as we increase our research and development headcount to further strengthen and enhance our products and invest in the development of our software.

6

Sales and Marketing – Sales and marketing expenses primarily consist of personnel-related expenses and costs associated with marketing programs. Marketing programs include advertising, promotional events, and brand-building activities. Sales and marketing expenses also include personnel-related expenses and public cloud infrastructure costs associated with our free trials. We plan to increase our investment in sales and marketing over the foreseeable future, as we continue to hire additional personnel and invest in sales and marketing programs.

Results of Operations

	For the Six Months Ended June 30 (Unaudited)
	2025	2024

Net revenues	$506,763	$283,633

Operating Expenses:
General, administrative, and operations	1,374,128	1,023,162
Research and development	368,162	328,433
Sales and marketing	71,819	46,443
Total Operating Expenses	1,814,109	1,398,038

Loss from operations	(1,307,346)	(1,114,405)

Other Income/(Expense):
Interest expense	(127,802)	(92,638)
Impairment loss on investment	(12,400)	-
Others - net	89,912	69,648
Total Other Income/(Expense)	(57,288)	(22,990)

Provision for income taxes	-	-
Net loss	$(1,364,635)	$(1,137,395)

Net loss attributable to Kingscrowd, Inc	(1,343,332)	(1,088,732)
Net loss attributable to noncontrolling interests	(21,303)	(48,663)

Comparison of the Six Months Ended June 30, 2025 and 2024

Revenue

Total revenue increased by $223,130, or 78.67%, to $506,763 for the six months ended June 30, 2025 compared to total revenue of $283,633 during the six months ended June 30, 2024. The increase in revenue was attributable principally to the introduction of new lines of revenue beyond subscriptions and subsidiary’s revenue derived from creating, filing and managing all of the customers’ capital raising documents online. Our new focus on generating revenues via institutional data sales and sponsorship is helping to grow our revenue base despite flat subscription growth due to phasing out old lines of revenue that we deemed to be less accretive to our gross margins.

7

Operating Expenses

General, Administrative, and Operations

General, administrative and operations expense increased by $350,966, or approximately 34.30%, to $1,374,128 for the six months ended June 30, 2025 compared to $1,023,162 for the six months ended June 30, 2024. The increase was primarily attributable to an increase of $361,010 in personnel-related and subcontractor expenses, an increase of $41,801 in stock compensation, and an increase of $63,361 in professional fees and offset by a decrease of $184,119 in amortization and depreciation.

Research and Development

Research and development expense increased by $39,729, or approximately 12.10%, to $368,162 for the six months ended June 30, 2025 compared to $328,433 for the six months ended June 30, 2024. The increase was attributable to an increase of $147,305 in personnel-related and subcontractor expenses offset by a decrease of $35,493 in stock compensation, an increase of $2,934 in R&D credits and a decrease of $65,150 in database development.

Sales and Marketing

Sales and marketing expense increased by $25,376, or approximately 54.64%, to $71,819 for the six months ended June 30, 2025 compared to $46,443 for the six months ended June 30, 2024. The increase in sales and marketing expense was attributable to an increase of $24,161 in advertising, public relations, and marketing and an increase of $21,400 in personnel-related expenses offset by a decrease of $20,185 in stock compensation.

Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through sales of debt and equity securities and cash generated from operations. Our principal uses of cash in recent periods have been funding our operations, repayment of loans, and business acquisition. As of June 30, 2025, our principal sources of liquidity were cash, which consists of cash received from completed transactions, cash in banks and bank deposits, loans, and the sale of equity securities.

We will continue to depend upon the receipt of proceeds from the sale of our securities to fund our operations and growth strategies.

We believe our existing cash, together with cash provided by operations, will be sufficient to meet our needs for at least the next 12 months. Our future capital requirements will depend on many factors including our revenue growth rate, subscription renewal activity, billing frequency, the timing, and extent of spending to support further sales and marketing and research and development efforts, the continuing market acceptance of our products and services, the timing, and extent of additional capital expenditures to invest in existing and new office spaces. We may in the future enter into arrangements to acquire or invest in complementary businesses, services, and technologies, including intellectual property rights. We may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, results of operations, and financial condition would be materially and adversely affected.

8

Cash Flows:

The following table presents summary cash flow information for the periods indicated.

	For the Six Months Ended June 30 (Unaudited)
	2025	2024
Net cash used in operating activities	$(735,310)	$(590,798)
Net cash used in investing activities	$(537,250)	$-
Net cash provided by financing activities	$1,514,559	$483,255

Operating Activities

The net cash used in operating activities decreased by $144,512, or approximately 24.46%, to ($735,310) for the six months ended June 30, 2025 compared to ($590,798) for the six months ended June 30, 2024. The decrease was primarily attributable to a decrease of $435,528 in cash paid to fund operations offset by an increase of $114,030 in cash receipts from customers.

Investing Activities

The net cash used in investing activities decreased by $537,250 for the six months ended June 30, 2025 to ($537,250) compared to $0 for the six months ended June 30, 2024.

Financing Activities

The net cash provided by financing activities increased by $1,031,304, or approximately 213.40%, to $1,514,559 for the six months ended June 30, 2025 compared to $483,255 for the six months ended June 30, 2024. The increase was attributable to an increase of $462,095 in cash proceeds from issuance of Class A common stock, an increase of $598,764 in proceeds from loans, and increase of 20,000 for the collection of subscription receivable offset by a decrease of $47,004 in repayments of loans, and a decrease of $2,551 in offering costs.

Off-Balance Sheet and Other Arrangements

As of the date of this report, the Company does not have any off-balance sheet or similar arrangements.

Emerging Growth Company

We may elect to become a public reporting company under the Exchange Act. If we elect to do so, we will be required to publicly report on an ongoing basis as an emerging growth company, as defined in the JOBS Act, under the reporting rules set forth under the Exchange Act. For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not emerging growth companies, including, but not limited to:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

•	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

•	being exempt from the requirement to hold a non-binding advisory vote on executive compensation

9

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We would expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion; (ii) the date that we become a large accelerated filer as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Going Concern

We have suffered recurring losses from operations. The continuation of our Company as a going concern is dependent upon our Company attaining and maintaining profitable operations and/or raising additional capital. The financial statements do not include any adjustment relating to the recovery and classification of recorded asset amounts or the amount and classification of liabilities that might be necessary should our Company discontinue operations.

The continuation of our business is dependent upon us raising additional financial support and/or attaining and maintaining profitable levels of internally generated revenue. The issuance of additional equity securities by us could result in a significant dilution in the equity interests of our current stockholders. Obtaining commercial loans, assuming those loans would be available, will increase our liabilities and future cash commitments.

Accounting Principles

See Note 2, “Summary of Significant Accounting Policies,” to our consolidated financial statements included elsewhere in this Report for a discussion of accounting policies applied to our financial statements.

See Note 10, “Recent Accounting Pronouncements,” to our consolidated financial statements included elsewhere in this Report for a discussion of recent accounting pronouncements applied to our financial statements.

Item 2. Other Information

None.

10

Item 3. Financial Statements

FINANCIAL STATEMENTS (UNAUDITED) AS OF JUNE 30, 2025 AND DECEMBER 31, 2024 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2025 AND 2024:

11

KINGSCROWD, INC. CONSOLIDATED BALANCE SHEETS (UNAUDITED) As of June 30, 2025 and December 31, 2024

	June 30,	December 31,
	2025	2024
ASSETS
Current Assets:
Cash and cash equivalents	$388,476	$146,477
Accounts receivable	199,210	11,820
Loan receivable	37,250	-
Subscription receivable	-	20,000
Other receivables	13,068	1,324
Deposit	3,640	-
Prepaid expenses	19,460	8,299
Total Current Assets	661,104	187,920

Non-Current Assets:
Property and equipment, net	-	138
Intangible assets, net	2,169,469	2,244,568
Goodwill	4,715,681	649,973
Investment in SAFE	-	50,000
Total Non-Current Assets	6,885,150	2,944,679

TOTAL ASSETS	$7,546,254	$3,132,599

No assurance is provided.

See accompanying notes, which are an integral part of these consolidated financial statements.

F-1

KINGSCROWD, INC. CONSOLIDATED BALANCE SHEETS (UNAUDITED) As of June 30, 2025 and December 31, 2024

	June 30,	December 31,
	2025	2024
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts payable	$514,165	$388,219
Deferred revenue	444,365	209,726
Due to members	284,843	284,843
Loans payable, current portion	582,001	92,685
Acquisition payable	369,020	369,020
Accrued interest payable	208,212	163,425
Other current liabilities	47,891	15,150
Total Current Liabilities	2,450,497	1,523,068

Non-current Liabilities:
Loans payable, net of current portion and discount	2,730,541	136,111
Other non-current liabilities	6,389	6,389
Total Non-current Liabilities	2,736,930	142,500

Total Liabilities	5,187,427	1,665,568

Stockholders' Equity:
Class A common stock, $0.0001 par value, 150,000,000 shares authorized, 74,774,708 and 61,220,220 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively	7,480	6,124
Class B common stock, $0.0001 par value, 15,000,000 shares authorized, 12,427,839 and 12,427,839 shares issued as of June 30, 2025 and December 31, 2024	1,242	1,242
Additional paid-in capital	20,771,612	18,516,537
Accumulated deficit	(18,440,387)	(17,097,055)
Total stockholders' equity attributable to KingsCrowd, Inc.	2,339,947	1,426,848
Noncontrolling interests	18,880	40,183
Total Stockholders' Equity	2,358,827	1,467,031

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$7,546,254	$3,132,599

No assurance is provided.

See accompanying notes, which are an integral part of these consolidated financial statements.

F-2

KINGSCROWD, INC. CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED) For the six-month periods ended June 30, 2025 and 2024

	June 30
	2025	2024

Net revenues	$506,763	$283,633

Operating Expenses:
General, administrative, and operations	1,374,128	1,023,162
Research and development	368,162	328,433
Sales and marketing	71,819	46,443
Total Operating Expenses	1,814,109	1,398,038

Loss from operations	(1,307,346)	(1,114,405)

Other Income/(Expense):
Interest expense	(127,802)	(92,638)
Impairment loss on investment	(12,400)	-
Others - net	82,912	69,648
Total Other Income/(Expense)	(57,288)	(22,990)

Provision for income taxes	-	-
Net loss	$(1,364,635)	$(1,137,395)

Net loss attributable to KingsCrowd, Inc.	(1,343,332)	(1,088,732)
Net loss attributable to noncontrolling interests	(21,303)	(48,663)
	$(1,364,635)	$(1,137,395)

Weighted average common shares outstanding
-Basic and Diluted	83,324,061	68,714,023

Net loss per common share attributable to KingsCrowd, Inc. stockholders
-Basic and Diluted	$(0.02)	$(0.02)

No assurance is provided.

See accompanying notes, which are an integral part of these consolidated financial statements.

The unaudited interim financial statements have been prepared on a basis consistent with the audited financial statements and in the opinion of management, reflect all adjustments, consisting of only normal recurring adjustments, necessary for the fair presentation of the results for the interim periods presented and of the consolidated financial condition as of the date of the interim consolidated balance sheet. The financial data and the other information disclosed in these notes to the interim consolidated financial statements related to the six-month periods are unaudited. Unaudited interim results are not necessarily indicative of the results for the full fiscal year.

F-3

KINGSCROWD, INC. CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (UNAUDITED) For the six-month periods ended June 30, 2025 and 2024

	Class A Common Stock		Class B Common Stock		Additional Paid-in	Accumulated		Noncontrolling	Total Stockholders'
	Shares	Amount	Shares	Amount	Capital	Deficit	Total	Interests	Equity

Balance at December 31, 2024	61,220,220	$6,124	12,427,839	$1,242	$18,516,537	$(17,097,055)	$1,426,848	$40,183	$1,467,031
Issuance of common stock - Reg D	5,060,539	506	-	-	881,094	-	881,600	-	881,600
Issuance of common stock - Reg CF	1,515,266	152	-	-	196,972	-	197,124	-	197,124
Issuance of common stock for acquisition of Crowd Diligence	2,384,366	238	-	-	391,348	-	391,586	-	391,586
Conversion of convertible notes	3,025,978	303	-	-	544,373	-	544,676	-	544,676
Issuance of common stock - advisors	994,504	99	-	-	165,652	-	165,751	-	165,751
Issuance of common stock - consultants	125,024	13	-	-	20,824	-	20,837	-	20,837
Issuance of common stock - employees	437,056	44	-	-	72,799	-	72,843	-	72,843
Offering costs	11,756	1	-	-	(17,987)	-	(17,986)	-	(17,986)
Net loss	-	-	-	-	-	(1,343,332)	(1,343,332)	(21,303)	(1,364,635)
Balance at June 30, 2025	74,774,708	$7,480	12,427,839	$1,242	$20,771,612	$(18,440,387)	$2,339,947	$18,880	$2,358,827

Balance at December 31, 2023	54,096,689	$5,410	12,427,839	$1,242	$17,029,318	$(14,856,856)	$2,179,114	$182,843	$2,361,957
Issuance of common stock - Reg D	1,749,999	175	-	-	279,795	-	279,970	-	279,970
Issuance of common stock - Reg CF	1,929,506	193	-	-	308,528	-	308,721	-	308,721
Issuance of common stock - advisors	218,978	22	-	-	61,456	-	61,478	-	61,478
Issuance of common stock - consultants	150,024	14	-	-	150,010	-	150,024	-	150,024
Issuance of common stock - employees	238,625	23	-	-	61,782	-	61,805	-	61,805
Offering costs	-	-	-	-	(15,436)	-	(15,436)	-	(15,436)
Net loss	-	-	-	-	-	(1,088,732)	(1,088,732)	(48,663)	(1,137,395)
Balance at June 30, 2024	58,383,821	$5,837	12,427,839	$1,242	$17,875,453	$(15,945,588)	$1,936,944	$134,180	$2,071,124

No assurance is provided.

See accompanying notes, which are an integral part of these consolidated financial statements.

F-4

KINGSCROWD, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED) For the six-month periods ended June 30, 2025 and 2024

	June 30
	2025	2024
Cash flows from operating activities
Net loss	$(1,364,635)	$(1,137,395)
Adjustments to reconcile net loss to net cash used in operating activities:
Impairment loss on investment	12,400	-
Bad debt expense	2,600	-
Depreciation and amortization	75,237	259,355
Amortization of discount on loan	46,334	-
Stock-based compensation	259,431	273,307
Loan fees capitalized, net of amortization	-	53,463
Changes in operating assets and liabilities:
(Increase)/Decrease in accounts receivable	(189,990)	(11,781)
(Increase)/Decrease in prepaid expenses	(11,161)	(2,942)
(Increase)/Decrease in deposit	(3,640)	-
Increase/(Decrease) in accounts payable	125,946	9,646
Increase/(Decrease) in deferred revenue	234,640	(51,428)
Increase/(Decrease) in accrued interest payable	44,787	13,724
Increase/(Decrease) in other current liabilities	32,741	3,254
Net cash used in operating activities	(735,310)	(590,798)

Cash flows from investing activities
Issuance of loan	(67,250)	-
Collection on loans receivable	30,000	-
Acqusition of CrowdCheck, Inc.	(500,000)	-
Net cash used in investing activities	(537,250)	-

Cash flows from financing activities
Proceeds from loans	661,524	62,760
Repayments of loans	(215,957)	(168,953)
Proceeds from issuance of Class A common stock	1,066,979	604,884
Offering costs	(17,987)	(15,436)
Collection of subscription receivable	20,000	-
Net cash provided by financing activities	1,514,559	483,255

Net change in cash	241,999	(107,543)

Cash at beginning of the period	146,477	427,009
Cash at end of the period	$388,476	$319,466

Supplemental disclosure of cash flow information:
Cash paid for interest expense	$36,681	$48,391
Cash paid for income tax	$-	$-

Supplemental disclosure of non-cash investing and financing activities:
Issuance of common stock for acquisition of Crowd Diligence	$391,586	$-
Assumption of debt obligations as convertible notes	$544,676	$-
Conversion of convertible notes to Class A common stock	$544,676	$-

No assurance is provided.

See accompanying notes, which are an integral part of these consolidated financial statements.

F-5

KINGSCROWD, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) As of June 30, 2025 and December 31, 2024 and for the six-month periods ended June 30, 2025 and 2024

NOTE 1: NATURE OF OPERATIONS

KingsCrowd, Inc. (“KingsCrowd” or the “Company”) is a corporation organized on December 14, 2017 under the laws of Delaware, and headquartered in Boston, Massachusetts.  The Company was originally incorporated under the name Kings Crowd, LLC as a Delaware limited liability company.  On December 28, 2020, the Company converted from a Delaware limited liability company to a Delaware corporation and changed its name from Kings Crowd, LLC to KingsCrowd, Inc.

The Company seeks to bring together ﬁnancial experts and technologists to help investors make more informed startup investment decisions on crowdfunding portals by providing the infrastructure for startup business investment decision making based on four key components:

•	Education - Providing expert editorial content in addition to “how-to" guides and tools.
•	Analytics - Offering standardized deal ratings and synthesized data analytics.
•	Research - Combining in-house market research with crowd-sourced research.
•	Recommendations - Providing "Top Deal” picks and access to expert network due diligence.

On November 8, 2021, KingsCrowd Capital, LLC was incorporated as a limited liability company under the laws of the State of Delaware and KingsCrowd, Inc. is the sole member.

On January 23, 2023, the Company purchased 17,000 Class A units of LawBot, LLC (“LawBot”), or 50.3% interest.  As such, LawBot became a subsidiary of the Company. The Company has the option to subscribe for and purchase the remaining membership interests of LawBot or 16,788 Class A and Class B Units for a consideration of 3.5 times LawBot’s adjusted revenue for the year ended December 31, 2025. LawBot, was founded to make EDGAR filing simple and easy and to provide high-quality SEC form drafts for crowdfunding platforms, their issuers, law firms, and their clients.

On January 10, 2024, KingsCrowd Advisory, Inc. (“KingsCrowd Advisory”) was incorporated as a corporation under the laws of the State of Nevada and KingsCrowd, Inc. is the sole owner.

On January 2, 2025, KingsCrowd completed the acquisition of 100% of the issued and outstanding shares of Crowd Diligence Inc. (“Crowd Diligence”), a Delaware corporation, pursuant to a Stock Purchase Agreement entered into by KingsCrowd, Crowd Diligence, and its shareholders, as discussed in Note 6. Crowd Diligence has one wholly-owned subsidiary, So.Capital Inc., a Delaware corporation, which has no active operations and one partially-owned subsidiary, Thesoco, LLC, a Delaware limited liability company, which has been dormant.

On April 4, 2025, KingsCrowd Advisory, entered into an Asset Purchase Agreement with CrowdCheck, Inc. (“CrowdCheck”), a Delaware corporation, as discussed in Note 6.  The acquisition was accounted for as a business combination under ASC 805 and has been included in the Company’s consolidated financial statements from the acquisition date.

No assurance is provided.

F-6

KINGSCROWD, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) As of June 30, 2025 and December 31, 2024 and for the six-month periods ended June 30, 2025 and 2024

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“GAAP”).  The consolidated financial statements include all accounts of KingsCrowd, Inc., KingsCrowd Capital, LLC, LawBot, LLC, KingsCrowd Advisory, Inc., and Crowd Diligence Inc. All significant intercompany transactions have been eliminated in consolidation.

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Significant Risks and Uncertainties

The Company has not yet produced profits and is subject to customary risks and uncertainties including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement).  The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.  Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability.  Financial instruments are considered Level    3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the consolidated balance sheets approximate their fair value.

No assurance is provided.

F-7

KINGSCROWD, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) As of June 30, 2025 and December 31, 2024 and for the six-month periods ended June 30, 2025 and 2024

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of both June 30, 2025 and December 31, 2024, the Company’s cash did not exceed the federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions.

The Company uses the allowance method to account for bad debts, estimating the amount of uncollectible accounts based on historical experience and current economic conditions. The Company recorded bad debt expense of $2,600 and $0 for the six-month periods ended June 30, 2025 and 2024, respectively. Allowance for doubtful accounts was $0 and $437,157 as of June 30, 2025 and December 31, 2024, respectively.

Subscription Receivable

The Company records share issuances at the effective date.  If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription receivable is reclassified as a contra account to stockholders’ equity on the consolidated balance sheet.

Other Receivable

Other receivable is composed of escrow receivable and due from an employee or member. Amounts held in escrow are recognized at estimated realizable value and primarily relate to the stock offerings.

Property and Equipment, Intangible Assets

Property and equipment and intangible assets are recorded at cost. Depreciation and amortization are calculated using the straight-line method over the following estimated useful lives of assets:

Computer equipment	3 years
Customer list	3 years
Website	3 years
Software	5-15 years
License	indefinite

The useful lives and the depreciation and amortization methods are reviewed periodically to ensure that the periods and depreciation and amortization methods are consistent with the expected pattern of economic benefits from items of property and equipment and intangible assets.

No assurance is provided.

F-8

KINGSCROWD, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) As of June 30, 2025 and December 31, 2024 and for the six-month periods ended June 30, 2025 and 2024

There were no changes in the estimated useful lives of each of the Company’s items of property and equipment and intangible assets for the six-month periods ended June 30, 2025 and 2024.

Goodwill

The Company records goodwill when it acquires businesses and recognizes the excess of the purchase price over the fair value of identifiable net assets acquired.  Goodwill is not amortized but is subject to annual impairment testing as of the reporting date. The impairment test compares the fair value of each reporting unit with its carrying amount, including goodwill. If the fair value is determined to be less than the carrying amount, an impairment loss is recognized, not to exceed the total amount of goodwill allocated to that reporting unit.

The Company performs its semi-annual impairment test and whenever events or changes in circumstances suggest that the carrying amount of goodwill may not be recoverable. The determination of fair value involves significant management judgment and estimation. Key assumptions include projected future cash flows, discount rates, and other factors that could impact the fair value assessment. The Company reviews and updates the assumptions used in the impairment test regularly to reflect changes in business conditions. Any impairment losses identified are recorded in the consolidated statement of operations in the period in which they are determined.

During the six-month periods ended June 30, 2025 and 2024, no impairment indicators were identified, and the Company believes that the carrying value of goodwill is recoverable. The Company will continue to monitor events and circumstances that could impact the recoverability of goodwill and will perform impairment testing as required by accounting standards.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the management assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the Company’s long-lived assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

No impairment in the value of property and equipment or intangible assets was recognized for the six-month periods ended June 30, 2025 and 2024.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

No assurance is provided.

F-9

KINGSCROWD, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) As of June 30, 2025 and December 31, 2024 and for the six-month periods ended June 30, 2025 and 2024

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts are amortized over the term of the related debt to their stated date of redemption.

Noncontrolling Interests

Noncontrolling interests are classified as a separate component of equity in the Company's consolidated balance sheets and consolidated statements of changes in stockholders’ equity. Net income (loss) attributable to noncontrolling interests is reflected separately from consolidated net income (loss) in the consolidated statements of operations and consolidated statements of changes in stockholders’ equity. Any change in ownership of a subsidiary while the controlling financial interest is retained is accounted for as an equity transaction between the controlling and noncontrolling interests. In addition, when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary will be initially measured at fair value and the difference between the carrying value and fair value of the retained interest will be recorded as a gain or loss. The Company has noncontrolling interests on LawBot.

During the six-month periods ended June 30, 2025 and 2024, the Company recorded a loss of $21,303 and $48,663, respectively, attributable to noncontrolling interests.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers”, establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company collects revenues in advance for its membership subscriptions and initially records as deferred revenues. The Company has determined that its performance obligations in relation to these agreements with customers are satisfied through the passage of time of the underlying subscription period, which are monthly or annually. Monthly subscriptions are recognized upon completion of the month of service, while annual subscriptions are recognized monthly over the subscription period on a straight-line basis.

No assurance is provided.

F-10

KINGSCROWD, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) As of June 30, 2025 and December 31, 2024 and for the six-month periods ended June 30, 2025 and 2024

LawBot and KingsCrowd Advisory derive revenues from creating, filing, and managing all of the customers’ capital raising documents online. The Company has determined that its performance obligations in relation to these agreements with customers are satisfied at a point in time when the customer selects, completes, and submits a form on LawBot’s and KingsCrowd Advisory’s online platform.

Contract Balances

A receivable is recognized if an amount of consideration that is unconditional is due from the customer (i.e., only the passage of time is required before payment of the consideration is due). The Company collects payments from customers in advance and therefore no accounts receivable is recognized. However, the Company uses third parties for customer payments processing and there may be funds being held in escrow at the end of the reporting period. As of both June 30, 2025 and December 31, 2024, $0 of revenues were not yet closed out of escrow.

A contract asset is recognized if the right to payment is conditional. No contract assets were recognized as of June 30, 2025 and December 31, 2024.

A contract liability is recognized if a payment is received or a payment is due (whichever is earlier) from a customer before the Company transfers the related goods or services. Contract liabilities are recognized as revenue when the Company performs under the contract (i.e., transfers control of the related goods or services to the customer). The Company has contract liabilities of $444,365 and $209,726 as of June 30, 2025 and December 31, 2024, respectively, recognized as deferred revenue in the consolidated balance sheets.

Contract Liabilities

Deferred revenue, December 31, 2024	$209,726
Cash paid on contracts with customers	404,618
Revenues recognized	(169,979)
Deferred revenue, June 30, 2025	$444,365

Disaggregated Revenue Information

	June 30
	2025	2024
Type of good or service:
Subscription	$11,274	$126,508
Forms	484,433	144,925
Others	11,056	12,200
Total revenue from contracts with customers	$506,763	$283,633

Timing of revenue recognition:
Good or service transferred over time	$11,274	$126,508
Good or service transferred at a point in time	495,489	157,125
	$506,763	$283,633

No assurance is provided.

F-11

KINGSCROWD, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) As of June 30, 2025 and December 31, 2024 and for the six-month periods ended June 30, 2025 and 2024

Advertising Costs

The Company expenses advertising costs as they are incurred. Advertising expense for the six-month periods ended June 30, 2025 and 2024 totaled $40,230 and $16,069, respectively.

Research and Development

Research and development costs are expensed as incurred.

Leases

The Company adopted ASC 842, Leases, as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use (ROU) assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from lease arrangements. The Company adopted the new guidance using a modified retrospective method. Under this method, the Company elected to apply the new accounting standard only to the most recent period presented, recognizing the cumulative effect of the accounting change, if any, as an adjustment to the beginning balance of retained earnings. Accordingly, prior periods have not been recast to reflect the new accounting standard. The cumulative effect of applying the provisions of ASC 842 had no material impact on accumulated deficit.

The Company elected transitional practical expedients for existing leases which eliminated the requirements to reassess existing lease classification, initial direct costs, and whether contracts contain leases. Also, the Company elected to present the payments associated with short-term leases as an expense in statements of operations. Short-term leases are leases with a lease term of 12 months or less. The Company leases office spaces with a lease term of 6 to 12 months.

Stock-Based Compensation

The Company measures all stock-based awards granted to employees, advisors and directors based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. The Company issues stock-based awards with only service-based vesting conditions and records the expense for these awards using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award.  Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

No assurance is provided.

F-12

KINGSCROWD, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) As of June 30, 2025 and December 31, 2024 and for the six-month periods ended June 30, 2025 and 2024

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company was a limited liability company through the December 28, 2020 conversion date. Accordingly, under the Internal Revenue Code, all taxable income or loss flowed through to its members through such date. Therefore, no provision for income tax has been recorded in the statements until the conversion date. Income from the Company was reported and taxed to the members on their individual tax returns. Upon the conversion to a corporation, the Company is now taxable as a corporation effective December 28, 2020.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share.  Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of June 30, 2025 and 2024, diluted net loss per share is the same as basic net loss per share for each period.

No assurance is provided.

F-13

KINGSCROWD, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) As of June 30, 2025 and December 31, 2024 and for the six-month periods ended June 30, 2025 and 2024

NOTE 3: GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $1,364,634 and $1,137,395 during the six-month periods ended June 30, 2025 and 2024, respectively, has an accumulated deficit of $18,440,386 as of June 30, 2025, has incurred negative cash flows from operations for the six-month periods ended June 30, 2025 and 2024, and lacks liquid assets to satisfy its obligations as they come due with a working capital deficit of $1,789,392 as of June 30, 2025.  These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company’s ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.  No assurance can be given that the Company will be successful in these efforts.

The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 4: INVESTMENT IN SAFE

In December 2022, LawBot purchased a Simple Agreement for Future Equity (“SAFE”) notes of So.Capital Inc., which is owned by Crowd Diligence, in the amount of $50,000. The conversion is effective upon Crowd Diligence closing an equity funding round of at least $100,000. In May 2023, in exchange for this, Crowd Diligence issued to LawBot the right to certain shares of its capital stock. The discount rate is 20% and the valuation cap is $3,750,000. LawBot may convert the SAFE to a number of shares of the CF Shadow Series of Preferred Stock in the first equity financing from which Crowd Diligence, Inc. receives gross proceeds of not less than $1,000,000, or elect to continue the term of the SAFE without converting the purchase amount to capital stock.

As part of KingsCrowd acquisition of Crowd Diligence, the SAFE was converted into $37,600 of the Company’s convertible notes, which was then converted into 208,889 shares of Class A common stock. Since this is an intercompany transaction, this was eliminated in consolidation.

The investment is carried at cost less impairment losses and is being assessed for impairment semi-annually. LawBot recorded impairment loss on investment of $12,400 and $0 for the six-month periods ended June 30, 2025 and 2024, respectively.

No assurance is provided.

F-14

KINGSCROWD, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) As of June 30, 2025 and December 31, 2024 and for the six-month periods ended June 30, 2025 and 2024

NOTE 5: NON-CURRENT ASSETS

Property, equipment and intangible assets

As of June 30, 2025 and December 31, 2024, property and equipment and intangible assets consisted of the following:

	June 30, 2025
	Equipment	Software	Customer list	Website	License
Cost	$11,519	$325,867	$612,814	$1,550,000	$2,167,610
Less: Reversal	-	-	(243,794)	-	-
Adjusted cost	11,519	325,867	369,020	1,550,000	2,167,610
Accumulated depreciation and amortization	(11,519)	(324,008)	(369,020)	(1,550,000)	-
Net Book Value	$-	$1,859	$-	$-	$2,167,610

	December 31, 2024
	Equipment	Software	Customer list	Website	License
Cost	$11,519	$325,867	$612,814	$1,550,000	$2,167,610
Less: Reversal	-	-	(243,794)	-	-
Adjusted cost	11,519	325,867	369,020	1,550,000	2,167,610
Accumulated depreciation and amortization	(11,381)	(323,909)	(369,020)	(1,475,000)	-
Net Book Value	$138	$1,958	$-	$75,000	$2,167,610

Depreciation and amortization totaled $75,237 and $259,355 for the six-month periods ended June 30, 2025 and 2024, respectively.  The cost of fully depreciated and amortized assets still being used amounted to $2,253,445 and $751,786 as of June 30, 2025 and December 31, 2024, respectively. Intangible assets with a cost basis of $2,244,887 have a weighted average remaining useful life of 0.01 and 0.37 years as of June 30, 2025 and December 31, 2024, respectively, and will be recognized on a straight-line basis over the remaining amortization period.

The Company entered into an agreement to license an intellectual property for 16 months beginning December 1, 2019.  The Company agreed to pay a monthly fee of approximately 25% of certain revenues generated from the licensed assets.  When the aggregate of the fee paid each month reaches a total of $150,000, the Company agreed to pay an additional 1% of revenue per year until either the Company has paid to the licensor the sum of $1,000,000, or the Company is acquired in a positive transaction, which would be in addition to 5% of the outstanding membership interest units of the Company as of March 31, 2021. Upon which time, the full ownership of all licensed intellectual property shall be transferred to the Company.

In February 2022, the agreement was amended to extend the duration of the exclusive license into perpetuity, waive the right of the licensor to any fees not already paid by the Company as licensee, waive any fees that might be contemplated by the original agreement, and deliver to licensor shares of common stock equivalent to 4% of the outstanding Class A common stock of the Company as of March 31, 2021. As a result, the Company issued 2,167,610 shares of Class A common stock to the licensor on the same date of this amended agreement. These shares were attributed a fair value based on the active offering price of the Company’s shares of common stock at the issuance date at $1.00 per share and the value was recorded as an indefinite-lived intangible asset. See Note 6 for the discussion of customer list and website.

No assurance is provided.

F-15

KINGSCROWD, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) As of June 30, 2025 and December 31, 2024 and for the six-month periods ended June 30, 2025 and 2024

Goodwill

The Company recorded the goodwill upon acquisition transactions as follows:

Entity	Date of Acquisition	Purchase Price	Fair value of acquired net asset	Noncontrolling interest	Goodwill
LawBot	January 23, 2023	$594,000	$(351,110)	$(295,137)	$649,973
KingsCrowd Advisory	January 10, 2024	3,091,846	-	-	3,091,846
Crowd Diligence	April 4, 2025	391,586	(582,276)	-	973,862
		$4,077,432	$(933,386)	$(295,137)	$4,715,681

The goodwill is assessed for impairment semi-annually and as of June 30, 2025, no impairment losses were determined to be necessary. See Note 6.

NOTE 6: ACQUISITIONS

Early Investing

On March 20, 2020, the Company acquired 100% of the membership interests of Oxford Financial Publishing, LLC (the “Seller”) in Early Investing, LLC, a Maryland limited liability company, through an asset purchase agreement. The acquisition was accounted for using the asset purchase method, in which the fair value of the transaction is allocated and attributed to specific assets based on their relative fair value. No liabilities were assumed in the acquisition.

The Company determined that the transaction was an acquisition of asset which is the revenue-producing customer list. The revenue-producing activity of the acquired asset did not remain generally the same as before the transaction. The Seller retained the right to sell its own products to the customer list and is allowed to continue generating revenue from the customer list for a period of two years. Therefore, the full transaction value was attributed as a customer list asset.

The purchase price of the asset is 40% of the gross receipts generated by the Company from the customer list in the first year after the purchase, 25% in the second year and 10% in the third year. Based upon the revenue generated by the Company by marketing its Kings Crowd products to the customer list, for the period from May 2020 to January 2021, the Company estimated that average monthly revenues from the customer list will be $68,090 per month for the three-year period following the purchase.  In accordance with ASC 450 where the contingent future liabilities under this agreement are probable and estimable, the Company had recorded an acquisition payable of $612,814, as an estimate of the three years of payments to be made to the Seller and has recorded a customer list asset of $612,814, amortized using the straight-line method over the three-year estimated useful life of the asset.  The Company reassessed the purchase price at the end of the reporting period based on the actual revenues generated from the date of the acquisition to the reporting date.  As a result, customer list and acquisition payable were reduced to $369,020 and a gain from reversal of accumulated amortization amounting to $152,464 was recognized during the year ended December 31, 2022.

The amortization was recorded as “sales and marketing – customer list amortization” operating expense in the consolidated statements of operations in the amount of $0 for the six-month periods ended June 30, 2025 and 2024, respectively.  As of June 30, 2025 and December 31, 2024, acquisition payable amounted to $369,020.

No assurance is provided.

F-16

KINGSCROWD, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) As of June 30, 2025 and December 31, 2024 and for the six-month periods ended June 30, 2025 and 2024

Crowdwise

On July 1, 2021, the Company entered into an agreement to purchase certain assets of Crowdwise, LLC, operated on the internet in connection with its website, for an aggregate consideration of $50,000 paid on April 2022.  The acquisition was accounted for using the asset purchase method, in which the fair value of the transaction is allocated and attributed to specific assets based on their relative fair value.  No liabilities were assumed in the acquisition.

The assets acquired consisted of domains, brand/trademarks, images, software, social media accounts, contents and newsletter subscribers, of which the Company determined the full amount of fair value received in this transaction is attributed to the website and its underlying code and therefore the full transaction value was attributed as a website asset.  The website asset is being amortized over the three-year estimated useful life of the asset (see Note 5).

Technori

On February 25, 2022, the Company entered into an agreement to purchase certain assets of Technori, LLC, operated on the internet in connection with its website, for an aggregate consideration of 1,500,000 shares of Class A common stock of the Company, which were attributed a fair value based on the active offering price of the Company’s shares of common stock at the issuance date at $1.00 per share.  The acquisition was accounted for using the asset purchase method, in which the fair value of the transaction is allocated and attributed to specific assets based on their relative fair value.  No liabilities were assumed in the acquisition.

The assets acquired consisted of websites, social media accounts, domain names, newsletter, subscriptions and all Technori digital assets, of which the Company determined the full amount of fair value received in this transaction is attributed to the website and its underlying code and therefore the full transaction value was attributed as a website asset.  The website asset is being amortized over the three-year estimated useful life of the asset (see Note 5).

LawBot

On January 23, 2023, the Company purchased 17,000 Class A units of LawBot, or 50.3% interest. As such, LawBot became a subsidiary of the Company. The Company has the option to subscribe for and purchase the remaining membership interests of LawBot or 16,788 Class A and Class B Units for consideration of 3.5 times LawBot’s adjusted revenue for the year ended December 31, 2025.

The consideration paid for this acquisition was $250,000 of cash and 1,000,000 warrants (the “Warrants") to purchase Class A Common Stock (the “Common Stock”) of KingsCrowd at an exercise price of $1.20 per share, which the Company valued under the Black-Scholes method at $344,000, resulting in total purchase consideration of $594,000.

Upon acquisition, the Company recorded the assets and liabilities of LawBot at fair value, resulting in the recognition of assets of $138,283 and liabilities of $489,393.  The excess of the consideration paid over the net identifiable assets received resulted in the recognition of goodwill of $649,974 and noncontrolling interests in the net assets (contra-equity) of $295,136.

The Company obtained a loan in connection with this acquisition, as discussed in Note 7.

No assurance is provided.

F-17

KINGSCROWD, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) As of June 30, 2025 and December 31, 2024 and for the six-month periods ended June 30, 2025 and 2024

Crowd Diligence

On January 2, 2025, the Company completed the acquisition of 100% of the issued and outstanding shares of Crowd Diligence. The acquisition was effected through a stock-for-stock exchange with no cash consideration. Each share of Crowd Diligence common stock was exchanged for 0.25 shares of the Company’s Class A common stock, resulting in the issuance of 938,462 shares. In addition, Crowd Diligence’s $222,685 convertible notes (Lustro I EB SPV, a series of Wefunder SPV LLC) were converted into shares of Crow Diligence’s Series Seed preferred stock, which were then exchanged for 1,237,015 shares of the Company’s Class A common stock. In total, the Company issued 2,175,477 million shares, valued at $0.18 per share or $391,586, of Class A common stock as consideration for the acquisition

As part of the acquisition, the Company assumed debt obligations (convertible notes and SAFE liabilities), totaling $582,379, which were exchanged for convertible notes of the Company, as discussed in Note 7.  The $582,379 includes LawBot’s investment in Crowd Diligence of $37,600, as discussed in Note 4. The acquisition resulted in the recognition of goodwill of $973,862.

CrowdCheck Inc.

On April 4, 2025, KingsCrowd Advisory entered into an agreement with CrowdCheck, Inc., to acquire substantially all of the Seller’s tangible and intangible assets, properties, and rights related to its business (the “Purchased Assets”). The Purchased Assets generally include all contracts, including:   i)_intellectual property agreements, ii) all permits obtained from government authorities, iii) all rights to actions of any nature, iv) all rights under warranties, indemnities and similar rights, v) all books and records, and vi) all goodwill and going concern value of the Purchased Assets.

The aggregate purchase price is $4,500,000, consisting of $500,000 paid in cash upon delivery of the Purchased Assets through execution of a promissory note to Gold Ridge Micro Cap II LLC and execution of related transaction documents, and the remaining was settled through KingsCrowd’s issued promissory note of $4,000,000, with a present value of $2,591,846, as discussed in Note 7. The acquisition resulted in the recognition of goodwill of $3,091,846.

NOTE 7: DEBT OBLIGATIONS

Loans payable

The breakdown of loans payable is as follows:

	June 30, 2025	December 31, 2024
Business loan - Celtic Bank	$86,585	$11,030
Loan - Scott Group LLC	167,361	211,111
Promissory note - CrowdCheck, Inc.	4,000,000	-
Promissory note - Gold Ridge Micro Cap II LLC	400,000	-
Others	20,416	6,655
Total	4,674,362	228,796
Unamortized discount on loan - CrowdCheck, Inc.	(1,361,820)	-
Total loans payable, net of discount on loan	3,312,542	228,796
Current portion	(582,001)	(92,685)
Noncurrent portion	$2,730,541	$136,111

No assurance is provided.

F-18

KINGSCROWD, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) As of June 30, 2025 and December 31, 2024 and for the six-month periods ended June 30, 2025 and 2024

Business Loan – Celtic Bank

From November 2023 to June 2025, the Company obtained loans from Celtic Bank through Stripe Capital Program, a business loan program for users of Stripe, Inc.’s payment processing platform.  As of June 30, 2025 and December 31, 2024, the Company received a total of $132,100 and $58,000 and incurred a fixed fee assessed by the bank totaling $8,512 and $7,869 which represents the total cost of the loan, all respectively.  The repayment rate of the principal and fixed fee is 20% to 22% of daily merchant receivables withheld by Stripe, Inc. to repay the loan. The Company repaid $69,872 and $26,223 during the six-month periods ended June 30, 2025 and 2024, respectively. Of such during the six-month period ended June 30, 2025 and during the year ended December 31, 2024, $13,327 and $2,900, respectively, relate to the fixed fee which were recorded as interest expense in the consolidated statement of operations. The balance outstanding as of June 30, 2025 and December 31, 2024, was $86,585 and $11,030, respectively.

Loan – Scott Group LLC

In July and November 2024, the Company obtained loans with a principal amount of $225,000 from Scott Group, LLC, bearing interest at 9% and maturing in 2027.  The loan requires monthly payments of $7,155.  The Company repaid a total of $50,084, including interest payments amounting to $6,334, during the six-month period ended June 30, 2025. The balance due as of June 30, 2025 and December 31, 2024 was $167,361 and $211,111, respectively.  Future maturities on this loan are $37,500, $75,000, and $54,861 for the years 2025, 2026, and 2027, respectively.

Promissory Note – CrowdCheck, Inc.

On April 4, 2025, as part of the Company’s acquisition of CrowdCheck, Inc., the Company issued a promissory note amounting to $4,000,000, non-interest-bearing, maturing on the sixth anniversary of the note. The present value of the note using the prevailing prime rate of 7.50% was $2,591,846, resulting in recognition of discount on note payable of $1,408,154, which is being amortized over the note term. For the six-month period ended June 30, 2025, the Company amortized discount on note payable of $46,334. As of June 30, 2025, outstanding balance on this note was $2,638,180, net of unamortized discount on note payable of $1,361,820.

Promissory Note – Gold Ridge Micro Cap II LLC

On April 4, 2025, the KingsCrowd Advisory issued a promissory note to Gold Ridge Micro Cap II LLC amounting to $500,000, maturing on April 4, 2026. The loan bears interest rates of 9.99% from April 4, 2025 to July 4, 2025, and 15% from July 5, 2025 to maturity date. The proceeds from this note was used to pay the $500,000 cash due upon acquisition of CrowdCheck, Inc.  Commencing May 1, 2025, and on the first day of each month thereafter, the KingsCrowd Advisory shall pay the lender: i) 15% of the KingsCrowd Advisory’s net income and ii) 50% of the gross proceeds received by the Company from the sale of shares of Class A common stock pursuant to Regulation CF and regulation D. Any prepayment made on this note prior to October 5, 2025 shall be subject to prepayment premium equal to $25,000 minus interest paid through the prepayment date. If the entire principal of this note and accrued interest has not been paid by August 4, 2025, the Company shall issue to the lender a warrant to purchase 300,000 shares of its Class A common stock.

The Company paid $100,000 during the six-month period ended June 30, 2025. As of June 30, 2025, outstanding balance of this note was $400,000. For the six-month period ended June 30, 2025, interest expense incurred on this note was $12,487, which was unpaid as of June 30, 2025.

No assurance is provided.

F-19

KINGSCROWD, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) As of June 30, 2025 and December 31, 2024 and for the six-month periods ended June 30, 2025 and 2024

The future maturities of promissory notes as of June 30, 2025 are as follows:

2026	$400,000
2027	-
2028	-
2029	-
2030	-
Thereafter	4,000,000
Total principal loan payments	4,400,000
Unamortized discount on loan	(1,361,820)
Total notes payable, net of discount	3,038,180
Less: Current portion of notes payable	(400,000)
Noncurrent portion of notes payable	$2,638,180

Convertible Notes

As part of the Company acquisition of Crowd Diligence, the Company issued convertible notes amounting to $544,676, maturing on May 10, 2026. The convertible notes bear interest of 6%. All principal and unpaid interest are due and payable on its maturity date.

Convertible notes shall automatically be converted upon issuance and sale of shares of the Company’s equity securities for total proceeds of not less than $250,000 (excluding the conversion of the notes or other convertible securities issued for capital raising purposes). The outstanding principal amount and any unpaid interest shall be converted at a conversion price equal to the lesser of (i) the price paid per share for Equity Securities in the qualified financing, and (ii) $0.18 per common share. In the event of change of control, the Company shall repay the holders in cash in an amount equal to: i) the outstanding principal amount plus unpaid interest, plus ii) a repayment premium equal to 50% of the outstanding principal of notes; provided that upon the written election of the holder made not less than five days prior to the change of control, the Company shall convert the outstanding principal balance and any unpaid interest into shares of the Company’s common stock at a conversion price of $0.18 per share.

For the six-month period ended June 30, 2025, the Company sold shares of Class A common stock for total proceeds of $1,078,724, which triggered the conversion of convertible notes into 3,025,978 shares of Class A common stock.

The Company’s convertible notes include $37,600 due to Lawbot, which was converted into 208,889 shares of Class A common stock. Since this is an intercompany transaction, this was eliminated in consolidation.

NOTE 8: EQUITY

Limited Liability Company to Corporate Conversion, Stock Split

At inception, the Company had a single class of common units authorized, of which 1,000 were granted to its founding members, and each unit has equal voting rights and proﬁt interests in the Company. These units have been issued to the founding members and were attributed zero value in these ﬁnancial statements. In June 2018, the Company effected a 2,000-for-1 reverse split, increasing the total granted units from 1,000 to 2,000,000.

No assurance is provided.

F-20

KINGSCROWD, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) As of June 30, 2025 and December 31, 2024 and for the six-month periods ended June 30, 2025 and 2024

In December 2020, the Company authorized 66,000,000 shares of $0.0001 par value common stock, including 51,000,000 shares of Class A common stock and 15,000,000 shares of Class B common stock, upon conversion to corporation, as discussed in Note 1.  All membership interests in Kings Crowd, LLC, including unvested restricted units and unexercised warrants, were converted at a conversion rate of 12.71915097123437 shares of common stock for each membership unit.  All shares and warrants reflected in these ﬁnancial statements are indicative of post-split ﬁgures and the par value of the issued shares was recorded with the offset to additional paid-in capital.

In April 2023, the Company amended its certificate of incorporation.  The Company is authorized to issue 150,000,000 shares of Class A Common Stock, par value $0.0001 per share, and 15,000,000 shares of Class B Common Stock, par value $0.0001 per share.

As of June 30, 2025 and December 31, 2024, 12,427,839 shares of Class A common stock and 11,594,551 shares of Class B common stock of the founders were issued and outstanding.

Common Stock

The Class A common stock and Class B common stock are identical in all respects, except that each share of Class A common stock is entitled to one vote per share and each share of Class B common stock is entitled to ten votes per share. The two classes of common stock generally vote together as a single class on all matters submitted to a vote of the stockholders, except as otherwise required by law and the certificate of incorporation. The two classes of common stock participate ratably, meaning that each share of common stock is treated equally, with respect to dividends and distributions declared by the board of directors and in any distribution of the Company’s assets available for distribution to the stockholders upon any liquidation or winding up of the Company. Each outstanding share of Class B common stock is convertible into one fully paid and nonassessable share of Class A Common stock (i) at any time at the option of the holder or (ii) automatically upon the consummation by the Company of an underwritten public offering of the Company’s securities from which the Company receives gross proceeds in excess of $10,000,000.

Shares Issued for Services

The Company’s 2020 Incentive Plan (the “Plan”) authorized the issuance of 8,000,000 shares of common stock.  The Company grants restricted stock awards to employees and non-employee advisors and consultants which are subject to vesting terms of 3-48 months.

A summary of restricted stock awards granted by the Company is as follows:

	June 30
	2025	2024
Balance at beginning of the period	15,718,567	14,218,964
Granted	3,897,944	1,010,500
Forfeited	-	(10,397)
Balance at end of the period	19,616,511	15,219,067

No assurance is provided.

F-21

KINGSCROWD, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) As of June 30, 2025 and December 31, 2024 and for the six-month periods ended June 30, 2025 and 2024

During the six-month periods ended June 30, 2025 and 2024, 1,556,583 and 607,627 shares of Class A common stock were issued and vested and $259,431 and $273,307 were recorded as stock-based compensation expense in the consolidated statement of operations, all respectively.

As of June 30, 2025 and 2024, 2,855,138 and 436,427, shares of Class A common stock remained subject to vesting terms, respectively, with remaining time to vesting of 1.22 years as of June 30, 2025.

Regulation A and D Offering

In 2021, the Company qualified to offer up to 15,000,000 shares of Class A common stock under Regulation A.  Of the 15,000,000 shares of Class A common stock being offered, (i) the Company is offering up to an aggregate of 13,000,000 newly issued shares of Class A common stock and (ii) certain selling stockholders are offering up to an aggregate of 2,000,000 shares of Class A common stock currently outstanding (“Regulation A Offering”).  The shares being offered by one of the selling stockholders are held as shares of Class B common stock, which shares will convert into shares of Class A common stock upon the sale of such shares in the Regulation A Offering.  During the year ended December 31, 2022, the Company issued new shares of Class A common stock totaling 2,645,327 and 1,097,893 for gross proceeds of $2,645,328 and $1,097,893 at a price per share of $1.00 and the selling stockholders sold 255,474 and 35,838 shares of Class A common stock and 255,474 and 35,838 shares of Class B common stock, all respectively.

The Company also issued 100,000 shares of Class A common stock under a Regulation D offering for gross proceeds of $ $100,000 during the year ended December 31, 2023.

Private Placement

In 2023, the Company started offering shares of its Class A common stock, par value $0.0001 per share in a private placement.  During the year ended December 31, 2024, the Company issued a total of 3,676,249 shares of Class A common stock for gross proceeds of $611,897 at a price per share of $0.16.  As of June 30, 2025 and December 31, 2024, $0 and $20,000 were recorded as subscription receivable in the consolidated balance sheet, respectively.

Regulation CF Offering

In 2024, the Company raised gross proceeds of $308,721 through the issuance of 1,929,506 shares of Class A common stock, in the aggregate, at a price per share of $0.16.  The offering cost incurred was $15,436.

Warrants

The Company issued 1,000,000 warrants to purchase Class A common stock at an exercise price of $1.20 per share in connection with the acquisition of LawBot, as discussed in Note 6.  The warrants were valued using Black-Scholes method at $344,000, using the following inputs: i) stock price of $1.00, ii) exercise price of $1.20, iii) term of 3.50 years, iv) interest rate of 3.75%, and v) volatility of 50%. The warrants remain unexercised as of June 30, 2025 and will expire on January 31, 2030.

No assurance is provided.

F-22

KINGSCROWD, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) As of June 30, 2025 and December 31, 2024 and for the six-month periods ended June 30, 2025 and 2024

Other Issuances

In 2022, the Company issued 1,500,000 shares of Class A common stock in conjunction with the asset purchase agreement discussed in Note 6.  These shares were attributed a fair value based on the active offering price of the Company’s shares of common stock at the issuance date at $1.00 per share.

In addition, 2,167,610 shares of Class A common stock were issued in connection with the licensed intellectual property discussed in Note 5. The shares were attributed a fair value based on the active price of the Company’s shares of common stock at issuance date at $1.00 per share.

Shares Outstanding

As of June 2025 and December 31, 2024, 74,774,708 and 61,220,220 shares of Class A common stock and 12,427,839 and 12,427,839 shares of Class B common stock were issued and outstanding, all respectively.

Certain stock issuances were under restricted unit purchase agreements which stipulated repurchase options subject to vesting schedules dependent upon the stockholders’ continued service to the Company, with the repurchase price set at the issuance price per share.  As of June 2025 and December 31, 2024, 2,885,888 and 638,278 shares, respectively, of Class A common stock were unvested and remained subject to the repurchase option.

LawBot, LLC

Concerning LawBot, LLC, the debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 9: RELATED PARTY TRANSACTIONS

In 2018, LawBot, LLC obtained loans from its members with an aggregate principal balance of $284,843.  The notes bear a simple interest rate of 8% per annum and mature on March 31, 2026, as amended.  As of June 30, 2025 and December 31, 2024, total principal of $284,843 and $284,843, and accrued interest of $176,244 and $162,521, remain outstanding, all respectively.  During the six-month periods ended June 30, 2025 and 2024, the interest expense recognized amounted to $13,723 and $13,797, respectively.

KingsCrowd Advisory gained management rights in CrowdCheck Law LLP, pursuant to the acquisition of CrowdCheck, Inc. KingsCrowd Advisory has loan receivable of $37,250 from CrowdCheck Law LLP as of June 30, 2025.

NOTE 10: RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements.  As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

No assurance is provided.

F-23

KINGSCROWD, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) As of June 30, 2025 and December 31, 2024 and for the six-month periods ended June 30, 2025 and 2024

NOTE 11: COMMITMENTS, CONTINGENCIES, AND CONCENTRATIONS

General

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 12: SUBSEQUENT EVENTS

Warrants

In August 2025, the Company issued a warrant to purchase 300,000 shares of its Class A common stock to Gold Ridge Micro Cap II LLC, at an exercise price of $0.01 per share.

Management’s Evaluation

Management has evaluated subsequent events through December 8, 2025, the date the consolidated financial statements were available to be issued.  Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated financial statements.

No assurance is provided.

F-24

EXHIBITS

Exhibit Number	Description	Location Reference
2.1	Plan of Conversion with respect to the conversion of KingsCrowd LLC into KingsCrowd, Inc. dated December 28, 2020.	#
2.2	Certificate of Incorporation of KingsCrowd, Inc.	#
2.3	Bylaws of KingsCrowd, Inc.	#
3.1	Securities Purchase Warrant issued by the Company to Newchip, Inc.	#
4.1	Form of Irrevocable Power of Attorney of Christopher Lustrino	#
4.2	Form of Irrevocable Power of Attorney of Nantascot LLC	#
4.3	Common Stock Purchase Warrant in favor of Gold Ridge Micro Cap II LLC dated April 4, 2025.	#
4.6	Warrant dated April 4, 2025 issued by Kingscrowd, Inc. to Gold Ridge Micro Cap II LLC to purchase up to 300,000 shares of Class A common stock at a price of $0.0001 per share.	●
4.7	Warrant dated August 4, 2025 issued by Kingscrowd, Inc. to Michael Woore to purchase up to 1,111,112 shares of Class A common stock at a price of $0.22 per share.	●
6.1	Agreement between Nantascot LLC and the Company dated December 28, 2020.	#
6.2	Agreement between Netcapital Inc. and the Company dated December 28, 2020.	#
6.3	Stockholders Agreement between Nantascot LLC and Valuesetters LLC dated December 28, 2020.	#
6.4	Contract of Sale between Crowditz, LLC and the Company dated November 7, 2018.	#
6.5	License to Purchase Agreement between Newchip Inc. and the Company dated December 2, 2019	#
6.6	Assignment Agreement between Oxford Financial Publishing, LLC and the Company dated March 29, 2020	#
6.7	Transition Services Agreement between Oxford Financial Publishing, LLC and the Company dated April 3, 2020.	#
6.8	Form of Note Purchase Agreement and Convertible Promissory Note between the Company and certain investors during the period December 2020 through March 2021.	#
6.9	Employment Agreement between Venkatachalam Sankaranarayanan Jr. and the Company dated April 1, 2020.*	#
6.10	Employment Agreement between Andrew Gordon and the Company dated April 1, 2020.*	#
6.11	Consulting Agreement between Ahmad Takatkah and the Company dated January 13, 2020.	#
6.12	Consulting Agreement between Howard Schneider and the Company dated January 13, 2020.	#
6.13	Consulting Agreement between Sean O’Reilly and the Company dated June 6, 2018.	#
6.14	2020 KingsCrowd, Inc. Incentive Plan and award agreements thereunder.*	#
6.15	Lease Agreement between Regus Management Group, LLC and the Company for office space in San Francisco, California.	#
6.16	Membership Interest Subscription and Option Agreement between the Company and Lawbot LLC dated January 23, 2023	#
6.17	Stock Purchase Agreement between the Company and Crowd Diligence Inc. dated as of December 29, 2024.	#
6.18	Asset Purchase Agreement between the Company and CrowdCheck Inc. and Nicole Loftus dated April 4, 2025.	#
6.19	Promissory Note made by the Company in favor of Nicole Loftus in the principal amount of $4,000,000 dated April 4, 2025.	#
6.20	Promissory Note made by the Company in favor of Gold Ridge Micro Cap II LLC in the principal amount of $500,000 dated April 4, 2025.	#
6.21	Amendment No. 1 to Membership Interest Subscription and Option Agreement between the Company and Lawbot LLC dated April 4, 2025	#

#	Previously filed.
*	Indicates a management contract or any compensatory plan, contract or arrangement.
●	Filed herewith

____________

(1)	Incorporated by reference to exhibits filed with the KingsCrowd, Inc. Regulation A Offering Statement on Form 1-A filed on March 31, 2021
(2)	Incorporated by reference to exhibits filed with Amendment Number. 1 to the KingsCrowd, Inc. Regulation A Offering Statement on Form 1-A filed on June 4, 2021.
(3)	Incorporated by reference to exhibits filed with Amendment Number. 2 to the KingsCrowd, Inc. Regulation A Offering Statement on Form 1-A filed on July 2, 2021.
(4)	Incorporated by reference to exhibits filed with Form SA of KingsCrowd, Inc. for the semiannual period ended June 30, 2022 as filed with the Securities and Exchange Commission on September 28, 2022.
(5)	Incorporated by reference to exhibits filed with Form SA of KingsCrowd, Inc. for the semiannual period ended June 30, 2023 as filed with the Securities and Exchange Commission on March 1, 2024.
(6)	Incorporated by reference to exhibits filed with Form 1-k/A of KingsCrowd, Inc. for the period ended December 31, 2024 as filed with the Securities and Exchange Commission on October 11, 2025.
(7)	Filed herewith.

12

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter):	KingsCrowd, Inc.

By (Signature and Title):	/s/ Christopher Lustrino
Chris Lustrino, Chief Executive Officer, Principal Executive Officer, Principal Accounting Officer and Principal Financial Officer

Date April 15, 2026

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By (Signature and Title):	/s/ Christopher Lustrino
Chris Lustrino, Chief Executive Officer, Principal Executive Officer, Principal Accounting Officer and Principal Financial Officer

Date April 15, 2026

13